Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (212) 754-5789

George L. Lindemann
Chairman, President and Chief Executive Officer
Southern Union Company
5444 Westheimer Road
Houston, TX 77056-5306

>   **Re: Southern Union Company**
>   **Definitive 14A**
>   **Filed March 27, 2007**
>   **File No. 1-06407**

Dear Mr. Lindemann:

        We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

        In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

        If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 15

1. Please expand this disclosure to discuss fully the role of the chief executive officer and other members of management in determining or recommending the amount or form of executive compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please discuss whether the chief executive officer works with the board of directors or the compensation committee in establishing measures, targets and similar items that affect his compensation and whether the chief executive officer retains the ability to call compensation committee meetings or meet with the consultants on an individual basis.

Compensation Discussion and Analysis, page 16

2. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary, bonus and non-equity incentive plan compensation awarded to Mr. Lindemann were significantly higher than the amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

3. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Application of Compensation Programs to Senior Executives …, page 17

4. You indicate that the compensation committee evaluates total rewards for the named executive officers by reviewing tally sheets. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers or modify the manner in which your compensation program is implemented. For example, discuss whether the compensation committee increased or decreased the amount of compensation awarded based upon its review of the tally sheet information. Further, you state that you consider the middle half of the peer group benchmarks in total compensation. Please disclose whether actual compensation awarded was at the level you considered and, if not, explain why it was outside of the range.

5. To the extent you have benchmarked different elements of your compensation against the general industry database, please identify those companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2006 Benchmarking, page 18

6. Provide a materially complete description of the nature and scope of the compensation consultant's assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties. Also disclose whether the compensation consultant determines or recommends the amount or form of executive and director compensation. See Item 407(e)(3)(iii) of Regulation S-K.

Short-Term Incentive Awards, page 19

7. Please disclose the financial performance-related factors for the annual incentive plan for 2006 and those financial performance goals tied to 2007 incentive compensation. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent that disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Incentive Awards, page 20

8. Please explain how you determine the amount (and, where applicable, the formula) for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. Please discuss why the compensation committee chooses to issue restricted units versus stock appreciation rights and other types of long-term incentive awards. Please discuss any performance measures that must be satisfied for the awards to vest or any time-based vesting requirements.

Option Exercises and Stock Vested, page 27

9. Please include all named executive officers in this table and the non-qualified deferred compensation table. See Items 402(g) and (i) of Regulation S-K.

Non-Qualified Deferred Compensation, page 27

    10. Under the non-qualified supplemental retirement plan, named executive officers may invest in your common stock and publicly available mutual funds. Please consider Item 402(i)(3)(ii) of Regulation S-K when drafting corresponding disclosure.

Potential Payments upon Termination or Change of Control, page 28

    11. Please include the definition of "change of control."

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel